Exhibit 99.1

CARDIOL THERAPEUTICS INC.

602-2265 Upper Middle Road East,

Oakville, ON, Canada, L6H 0G5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of all of the issued and outstanding Class A common shares (“Common Shares”) in the capital of Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol”) will be held on June 28, 2022, at 4:30 p.m. (EDT) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the fiscal year ended December 31, 2021, and the report of the auditors thereon;

2.	to elect directors of the Corporation;

3.	to appoint BDO Canada LLP as auditors of the Corporation for the current fiscal year ending December 31, 2022, and to authorize the directors of the Corporation to fix the auditors’ remuneration; and

4.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders must return their proxies or voting instruction forms to intermediaries not later than 48 hours (excluding Saturdays, Sundays, and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof.

Cardiol is conducting an online only shareholders’ meeting. Registered Shareholders (as defined in this Circular) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/452344863 where they can participate, vote, or submit questions during the meeting’s live webcast.

Website Where Meeting Materials are Posted

The Circular, financial statements of the Corporation for the year ended December 31, 2021 ("Financial Statements"), and management's discussion and analysis of the Corporation's results of operations and financial condition for 2021 ("MD&A") may be viewed online via the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or on the Corporation's website at www.cardiolrx.com.

Obtaining Paper Copies of Materials

Shareholders may also obtain paper copies of the Circular, Financial Statements, and MD&A free of charge by contacting Computershare Investor Services Inc. ("Computershare") toll-free at 1-866-962-0498 or upon request to the Corporation's Corporate Secretary at 602-2265 Upper Middle Road East, Oakville, ON, Canada, L6H 0G5, telephone (289) 910-0850.

A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Corporation or Computershare, as applicable, by June 14, 2022 in order to allow sufficient time for Shareholders to receive the paper copies and to return their proxies or voting instruction forms to intermediaries not later than 48 hours (excluding Saturdays, Sundays, and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof (the "Proxy Deadline").

Notice-and-Access

The Corporation is utilizing the notice-and-access mechanism (the "Notice-and-Access Provisions") under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders. The Notice-and-Access Provisions allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via SEDAR, and on one other website, rather than mailing paper copies of such materials to Shareholders. The Corporation anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

The Corporation will not use procedures known as "stratification" in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Shareholders with questions about notice-and-access can call the Corporation's transfer agent, Computershare, toll-free at 1-866-962-0492.

Voting

The Board of Directors of the Corporation has fixed the close of business on May 13, 2022 as the record date (the "Record Date") for the purpose of determining Shareholders entitled to receive notice of, and vote at, the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive such Shareholder of the right to vote at the Meeting. Only Shareholders of record at the close of business on May 13, 2022 are entitled to vote at the Meeting.

All Shareholders are invited to attend the Meeting and may attend or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for a registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting, or any adjournments or postponements thereof, are requested to complete, date, and sign the form of proxy (registered holders) or voting instruction form (beneficial holders).

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING.

DATED at Oakville, Ontario, on this 13th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David Elsley”
Director, President and Chief Executive Office

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